Exhibit 99.14

AUSTPRO ENERGY CORPORATION

Condensed Interim Financial Statements

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

For the six months ended December 31, 2020 and 2019

AUSTPRO ENERGY CORPORATION

(the "Company" or "Austpro")

CONDENSED INTERIM FINANCIAL STATEMENTS

For the six months ended December 31, 2020 and 2019

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Management of Austpro Energy Corporation is responsible for the preparation of the accompanying unaudited condensed interim financial statements. The unaudited condensed interim financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards for the preparation of condensed interim financial statements and are in accordance with IAS 34 - Interim Financial Reporting.

The Company's auditor has not performed a review of these condensed interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

AUSTPRO ENERGY CORPORATION

Condensed Interim Statements of Financial Position

(Unaudited - Prepared by Management)

(Expressed in Canadian dollars)

	December 31,	June 30,
	2020	2020
Assets
Current Assets
Cash	$11,560	$13,864
GST receivable	20,533	16,355
Total Assets	$32,093	$30,219

Liabilities and Shareholders' Deficiency
Current Liabilities
Accounts payable and accrued liabilities {Note 4)	$33,587	$86,735
	33,587	86,735

Shareholders' Deficiency
Share capital (Note 6)	4,057,242	3,925,242
Share-based payment reserve {Note 6)	211,495	211,495
Deficit	(4,270,231)	(4,193,253)
	(1,494)	(56,516)
Total Liabilities and Shareholders' Deficiency	$32,093	$30,219

Nature and continuance of operations {Note 1)

Promissory note payable (Note 5)

Approved on Behalf of the Board on February 23, 2021:

"Scott Ackerman"	"Doug McFaul"
Scott Ackerman - CEO/CFO/Director	Doug McFaul - Director

The accompanying notes are an integral part of these condensed interim financial statements.

AUSTPRO ENERGY CORPORATION

Condensed Interim Statements of Loss and Comprehensive Loss

(Unaudited - Prepared by Management)

(Expressed in Canadian dollars)

	For the three months ended December 31,			For the six months ended December 31,
	2020		2019	2020		2019
Expenses
Finance expense		$302	$-		$736	$
General and administrative		518	679		536		697
Professional fees		27,864	39,313		58,020		64,235
Rent		6,000	6,000		12,000		11,736
Transfer agent and filing fees		3,917	4,024		5,686		6,027
Net loss and comprehensive loss for the period	$	{38,601)	$(50,016)	$	{76,978)		$(82,695)

Weighted average number of common shares outstanding		14,586,493	13,737,580		14,162,037		13,737,580

Basic and diluted loss per share	$	{0.00)	$(0.00)	$	{0.01)		$(0.01)

The accompanying notes are an integral part of these condensed interim financial statements.

AUSTPRO ENERGY CORPORATION

Condensed Interim Statements of Changes in Shareholders' Equity (Deficiency)

(Unaudited - Prepared by Management)

(Expressed in Canadian dollars)

	Number of Common Shares	Share Capital	Share-based Payment Reserve	Deficit	Total Shareholders' Equity (Deficiency)
Balance, June 30, 2019	13,737,580	$3,925,242	$211,495	$(4,039,503)	$97,234
Loss for the period				(82,695)	(82,695)
Balance, December 31, 2019	13,737,580	$3,925,242	$211,495	$(4,122,198)	$14,539

Balance, June 30, 2020	13,737,580	$3,925,242	$211,495	$(4,193,253)	$(56,516)
Common shares issued (Note 6)	1,100,000	132,000			132,000
Loss for the period				(76,978)	(76,978)
Balance, December 31, 2020	14,837,580	$4,057,242	$211,495	$(4,270,231)	$(1,494)

The accompanying notes are an integral part of these condensed interim financial statements.

AUSTPRO ENERGY CORPORATION

Condensed Interim Statements of Cash Flows

(Unaudited - Prepared by Management)

(Expressed in Canadian dollars)

	For the six months ended December 31,
	2020	2019
Cash flows from operating activities:
Net loss for the period	$(76,978)		$(82,695)
Changes in non-cash working capital items:
GST receivable	(4,178)		(3,971)
Accounts payable and accrued liabilities	(53,148)		22,133
Prepaid expenses			5,626
Net cash used in operating activities	(134,304)		(58,907)

Cash flows from financing activities:
Promissory note payable	40,000
Promissory note payable repayment	(40,000)
Issuance of common shares	132,000
Net cash provided by financing activities	132,000

Change in cash for the period	(2,304)		(58,907)
Cash, beginning of the period	13,864		102,402
Cash, end of the period	$11,560		$43,495

Supplemental cash flow information:
Interest paid	$-	$
Income taxes	$-	$

The accompanying notes are an integral part of these condensed interim financial statements.

AUSTPRO ENERGY CORPORATION

Notes to the Condensed Interim Financial Statements

For the six months ended December 31, 2020 and 2019

(Unaudited - Prepared by Management)

(Expressed in Canadian dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Austpro Energy Corporation {"Austpro" or the "Company"} is a public company, and its shares are listed on the NEX Board of the TSX Venture Exchange {TSXV: AUS.H}. The Company was incorporated under the Business Corporations Act {British Columbia) on November 1, 1990. The principal business of the Company is the identification and evaluation of business opportunities within which to acquire or invest in. The Company's head office is located 1600 - 609 Granville Street, Vancouver, B.C. V7Y 1C3 and its registered and records office is located at 2200 - 885 West Georgia Street, Vancouver, B.C. V6C 3E8.

The Company has no sources of revenue and its primary operation is the identification and evaluation of a new business opportunity for the purpose of acquisition or participation. In October 2020, the Company completed a private placement and issued 1,100,000 units of the Company at a price of $0.12 per unit {the "Units"} for proceeds of $132,000. Each Unit consists of one common share and one common share purchase warrant, with each warrant entitling the holder to acquire an additional common share of the Company at a price of $0.155 until October 29, 2021. The capital raised was used to pay down debt of the Company. Despite this influx of capital, the Company currently has insufficient liquidity to meet its operational requirements for the next fiscal year, and its continued operations are dependent upon its ability to identify, evaluate and successfully negotiate an agreement to acquire an interest in a sustainable/viable business operation. Any acquisition proposed by the Company may be subject to shareholder and regulatory approval. There is no assurance that the Company will identify a business or asset that warrants acquisition or participation, and/or will be able to obtain the financing necessary to support a new business acquisition. These uncertainties may cast significant doubt on the Company's ability to continue as a going concern.

The Company is currently focused on seeking new business opportunities to either acquire or within which to participate.

These condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards {"IFRS"} with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. These condensed interim financial statements do not reflect any adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. To date, COVID-19 has not had an adverse impact on the Company.

AUSTPRO ENERGY CORPORATION

Notes to the Condensed Interim Financial Statements

For the six months ended December 31, 2020 and 2019

(Unaudited - Prepared by Management)

(Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION

Statement of Compliance

The condensed interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS"} as issued by the International Accounting Standards Board ("IASB"} and in accordance with International Accounting Standards ("IAS"} 34, Interim Financial Reporting. Accordingly, these condensed interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent audited annual financial statements of the Company as at and for the year ended June 30, 2020. The Board of Directors authorized these condensed interim financial statements for issue on February 23, 2021.

The accounting policies applied in these condensed interim financial statements are the same as those applied in the Company's most recent audited annual financial statements as at and for the year ended June 30, 2020.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Measurement

These condensed interim financial statements have been prepared on the historical cost basis except for financial instruments measured at fair value. In addition, these condensed interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(b)	Critical Accounting Estimates, Judgments and Assumptions

Estimates and underlying assumptions used in determining asset and liability values are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

AUSTPRO ENERGY CORPORATION

Notes to the Condensed Interim Financial Statements

For the six months ended December 31, 2020 and 2019

(Unaudited - Prepared by Management)

(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES {continued)

(b)	Critical Accounting Estimates, Judgments and Assumptions (continued)

The information about significant areas of estimation uncertainty considered by management in preparing the condensed interim financial statements is as follows:

Share-based payments

The fair value of stock options granted is measured using Black-Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the option, expected volatility, expected life of the options, expected dividends and risk-free interest rate. These estimates will impact the valuation of share-based payments which are recognized.

Deferred income tax

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these income tax provisions at the end of each reporting period. However, it is possible that at some future date an additional liability could result from audits by tax authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made. Deferred tax assets are recognized when it is determined that the Company is likely to recognize their recovery from the generation of taxable income.

The information about significant areas of judgment considered by management in preparing the condensed interim financial statements is as follows:

Going concern

The assessment of the Company's ability to continue as a going concern as discussed in Note 1 involves judgment regarding future funding available for its operations and working capital requirements.

4.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	June 30,
	2020	2020
Accounts payable	$33,587	$76,735
Accrued liabilities		10,000
Total	$33,587	$86,735

AUSTPRO ENERGY CORPORATION

Notes to the Condensed Interim Financial Statements

For the six months ended December 31, 2020 and 2019

(Unaudited - Prepared by Management)

(Expressed in Canadian dollars)

5.	PROMISSORY NOTE PAYABLE

During the six-month period ended December 31, 2020, the Company borrowed $40,000 from The Emprise Special Opportunities Fund (2017) Limited Partnership ("Emprise LP 2017"), a related party, to fund working capital requirements through the issuance of a promissory note (the "Note"). The Note accrued interest at a simple rate of 12% per annum, was due on demand and was unsecured. On October 23, 2020, the Note plus $736 in accrued interest was repaid in full.

6.	SHARE CAPITAL AND SHARE-BASED PAYMENT RESERVE

(a)	Authorized

Unlimited common shares without par value

(b)	Shares issued and outstanding

Number of Common Shares
Balance as at June 30, 2020	13,737,580
Share issuance	1,100,000
Balance as at December 31, 2020	14,837,580

On October 29, 2020, the Company closed a non-brokered private placement (the "Placement") for proceeds of $132,000. This Placement consisted of 1,100,000 units (the "Units") of the Company at a price of $0.12 per Unit. Each Unit consists of one common share and one common share purchase warrant, with each warrant entitling the holder to acquire an additional common share of the Company at a price of $0.155 until October 29, 2021. The securities have a hold period expiring on March 2, 2021.

(c)	Stock Options

The Company has a stock option plan under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Subject to a minimum exercise price of $0.05 per share, the exercise price of each option shall not be less than the market price of the Company's stock at the date of grant. The options can be granted for a maximum term of 10 years and vest as determined by the board of directors.

On December 5, 2018, the Company granted 1,300,000 stock options to directors, officers and a consultant of the Company. The stock options have an exercise price of $0.20 and expire in five years. The stock options vested immediately upon grant. The fair value of the options of $211,495 was estimated using the Black-Scholes option-pricing model assuming an expected life of 5 years, grant date share price of $0.20, dividend rate of 0.00%, a risk-free interest rate of 2.07% and an expected volatility of 116%.

AUSTPRO ENERGY CORPORATION

Notes to the Condensed Interim Financial Statements

For the six months ended December 31, 2020 and 2019

(Unaudited - Prepared by Management)

(Expressed in Canadian dollars)

6.	SHARE CAPITAL AND SHARE-BASED PAYMENT RESERVE (continued)

(c)	Stock Options (continued)

A summary of the Company's stock option activity is as follows:

	Number of Options	Weighted Average Exercise Price
Balance, June 30, 2020 and December 31,2020	1,300,000	$0.20

At December 31, 2020, stock options outstanding and exercisable are as follows:

Grant Date	Number of Options Outstanding and Exercisable	Exercise Price	Expiry Date	Remaining Contractual Life (Years)
December 5, 2018	1,300,000	$0.20	December 5, 2023	2.93
Total	1,300,000	$0.20		2.93

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions may have a material effect on the fair value of the Company's stock options. There were no stocks options granted during the six months ended December 31, 2020.

(d)	Warrants

On October 29, 2020, as part of the Placement, the Company issued 1,100,000 share purchase warrants, with each warrant entitling the holder to acquire an additional common share at a price of $0.155 per share until October 29, 2021. These warrants had a $nil value based on the residual value method.

A summary of the Company's warrant activity is as follows:

	Number of Warrants	Weighted Average Exercise Price	Expiry Date
Balance, as at June 30, 2020 Issued	1,100,000	$0.155	October 29, 2021
Balance, as at December 31, 2020	1,100,000	$0.155	October 29, 2021

AUSTPRO ENERGY CORPORATION

Notes to the Condensed Interim Financial Statements

For the six months ended December 31, 2020 and 2019

(Unaudited - Prepared by Management)

(Expressed in Canadian dollars)

7.	CAPITAL MANAGEMENT

The Company defines capital as consisting of shareholder's deficiency (comprised of issued share capital, share-based payment reserve and deficit). The Company's objectives when managing capital are to support the identification and acquisition of a new business opportunity and thus the creation of shareholder value as well as to ensure that the Company is able to meet its financial obligations as they become due.

The Company manages its capital structure to maximize its financial flexibility making adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital, but rather relies on the expertise of the Company's management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. As at December 31, 2020, the Company does not have any long-term debt outstanding and is not subject to any externally imposed capital requirements or debt covenants. There was no change to the Company's approach to capital management during the period ended December 31, 2020.

8.	FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, GST receivable, accounts payable and accrued liabilities. Cash and GST receivable are classified as amortized cost. Accounts payable and accrued liabilities are classified as amortized cost. The fair values of these financial instruments approximate their carrying values because of their short-term nature.

Financial Risk Factors

The Company's risk exposure and the impact on the Company's financial instruments are summarized below:

I.	Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting its obligations. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2020, the Company had a cash balance of $11,560 (June 30, 2020 - $13,864) to settle current liabilities of $33,587 (June 30, 2020 - $86,735). All the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. As at December 31, 2020, the Company has no sources of revenue to fund its operating expenditures or fund any identified business acquisition and as such will likely require additional financing to accomplish the Company's long-term strategic objectives. Future funding may be obtained by means of issuing share capital, or debt financing. If the Company is unable to continue to finance itself through these means, it is possible that the Company will be unable to continue as a going concern as disclosed in Note 1. On October 29, 2020, the Company closed a Placement for $132,000 (See Note 6).

AUSTPRO ENERGY CORPORATION

Notes to the Condensed Interim Financial Statements

For the six months ended December 31, 2020 and 2019

(Unaudited - Prepared by Management)

(Expressed in Canadian dollars)

8.	FINANCIAL INSTRUMENTS (continued)

Financial Risk Factors (continued)

I.	Liquidity risk (continued)

However, despite the influx of capital, management feels additional funds will need to be raised in order to fund the Company for the next 12 months and to fund any identified business acquisition. Consequently, the Company is currently exposed to a material amount of liquidity risk.

II.	Credit risk

Credit risk is the risk that one party to a financial instrument will not fulfill some or all of its obligations, thereby causing the Company to sustain a financial loss. As at December 31, 2020, the Company had $20,533 (June 30, 2020 - $16,355) in receivables due from the Government of Canada and as such the Company considers its credit risk to be low.

Ill.	Market Risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and equity prices.

i.	Interest rate risk

The Company considers it to have minimal exposure to interest rate risk as it has no interest-bearing investments, or debt with variable interest rates.

ii.	Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company holds no financial instruments that are denominated in a currency other than Canadian dollars. As at December 31, 2020, the Company is not exposed to currency risk.

iii.	Price risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

AUSTPRO ENERGY CORPORATION

Notes to the Condensed Interim Financial Statements

For the six months ended December 31, 2020 and 2019

(Unaudited - Prepared by Management)

(Expressed in Canadian dollars)

9.	RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company's Board of Directors and corporate officers.

Expenses attributed to Emprise LP2017, a significant shareholder of the Company, can be summarized as follows:

	For the six months ended December 31
	2020	2019
	$	$
Finance expense, interest on promissory note	736

During the six-month period ended December 31, 2020, the Company borrowed $40,000 from Emprise LP 2017 to fund working capital requirements through the issuance of a Note. The Note accrued interest at a simple rate of 12% per annum, was due on demand and was unsecured. On October 23, 2020 the Note plus $736 in accrued interest was paid in full.

On October 29, 2020 the Company closed a Placement for proceeds of $132,000 (See Note 6). Emprise LP 2017 was the sole subscriber to the Placement.